UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: November 7, 2023

(Date of earliest event reported)

Forge Group, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	85-4184821
(State or other incorporation)	(I.R.S. Employer Identification No.)

P.O. Box 15033

Worcester, MA 01615

(Full mailing address of principal executive offices)

(202) 547-8700

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On November 2, 2023, Forge Group, Inc. (the “Company”) held its annual meeting of stockholders for the year 2023 (the “2023 Annual Meeting”). The Company solicited votes from its stockholders by proxy distributed on or around September 7, 2023. The following results of the 2023 Annual Meeting are based on the certified report of the Inspector of Election for the 2023 Annual Meeting.

The total number of Voting Shares as of the Record Date (August 24, 2023) for the 2023 Annual Meeting was 2,531,565. The total number of Voting Shares cast at the 2023 Annual Meeting was 1,832,716, or 72.39%.

Election of Directors at 2023 Annual Meeting

At the 2023 Annual Meeting, the Company’s stockholders elected the following individuals to serve as Group II directors, each to serve until 2026: Fred Brewer and Jason Wolfe.

The election results from the 2023 Annual Meeting were as follows:

Nominee	For	% of Cast	Withheld	% of Cast
Fred Brewer	1,794,716	98.09%	35	1.91%
Jason Wolfe	1,794,716	98.09%	35	1.91%

Safe Harbor Statement

The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

This Current Report on Form 1-U may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated February 7, 2022, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forge Group, Inc.

By:	/s/ Patrick J. Bracewell
Patrick J. Bracewell
Chief Executive Officer

Date: November 7, 2023